Exhibit 99.1

Consolidated Financial Statements

and

Report of Independent

Registered Public Accounting Firm

December 31, 2015

ARRIS PETROLEUM CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholder of Arris Petroleum Corporation

We have audited the accompanying consolidated balance sheet of Arris Petroleum Corporation (the “Company”) as of December 31, 2015, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the year then ended. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arris Petroleum Corporation, as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

EKS&H LLLP

May 25, 2017

Denver, Colorado

ARRIS PETROLEUM CORPORATION

Consolidated Balance Sheet

December 31, 2015

Assets
Current assets
Cash and cash equivalents	$3,720,366
Revenue receivable	660,452
JIB receivable	1,277,575
Due from stockholders	5,167,774
Other current assets	414,726
Total current assets	11,240,893

Property and equipment
Oil and gas properties, successful efforts method
Proved properties	76,050,422
Unproved properties	58,904,693
Other property and equipment	608,217
Accumulated depreciation, depletion, amortization, and accretion	(5,552,375)
Property and equipment, net	130,010,957
Total assets	$141,251,850

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$15,800,636
Accrued liabilities	5,749,725
Revenue payable	421,064
Total current liabilities	21,971,425
Asset retirement obligations	689,292
Total liabilities	22,660,717

Redeemable Convertible Senior Preferred Stock, $0.001 par value, 325,000 shares authorized, 175,043 shares issued and outstanding, liquidation preference of $192,218,143	192,218,143
Commitments and contingencies (Note 5)
Stockholders’ deficit
Class A and Class B Common Stock, $0.001 par value, 210,000 shares authorized, 161,675 shares issued and outstanding	162
Additional paid-in capital	(17,549,895)
Accumulated deficit	(56,077,277)
Total stockholders’ deficit	(73,627,010)
Total liabilities and stockholders’ deficit	$141,251,850

See notes to consolidated financial statements.

ARRIS PETROLEUM CORPORATION

Consolidated Statement of Operations

For the Year Ended December 31, 2015

Revenues
Oil revenues	$2,259,778
Gas revenues	1,346,022
Total revenues	3,605,800

Operating expenses
Lease operating expenses	1,109,792
Gathering and processing	173,556
Production taxes	203,557
Geological and geophysical	3,056,049
Depreciation, depletion, amortization, and accretion	5,326,141
General and administrative expenses	5,912,755
Impairment of proved properties	38,661,606
Loss on sale of unproved property	733,000
Total operating expenses	55,176,456

Other income
Interest income	9,096
Total other income	9,096

Net loss	$(51,561,560)

Accrual of 8% dividend on Redeemable Convertible Senior Preferred Stock	(11,156,649)

Loss applicable to common shareholders	$(62,718,209)

Basic and diluted net loss per share	$(438.39)

Weighted average basic and diluted shares outstanding	143,064

See notes to consolidated financial statements.

ARRIS PETROLEUM CORPORATION

Consolidated Statement of Changes in Stockholders’ Deficit

For the Year Ended December 31, 2015

					Additional		Total
	Class A Common Stock		Class B Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance - December 31, 2014	136,667	$137	4,019	$4	(6,306,998)	(4,515,717)	(10,822,574)

Issuance of Class A and Class B Common Stock	34,898	35	629	1	35,490	—	35,526
Redemptions and dividends	(11,768)	(12)	(2,770)	(3)	(14,523)	—	(14,538)

Equity issuance costs	—	—	—	—	(107,215)	—	(107,215)

Accrued dividends on Redeemable Convertible Senior Preferred Stock	—	—	—	—	(11,156,649)	—	(11,156,649)

Net loss	—	—	—	—	—	(51,561,560)	(51,561,560)

Balance - December 31, 2015	159,797	$160	1,878	$2	$(17,549,895)	$(56,077,277)	$(73,627,010)

See notes to consolidated financial statements.

ARRIS PETROLEUM CORPORATION

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2015

Cash flows from operating activities
Net loss	$(51,561,560)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation, depletion, amortization, and accretion	5,326,141
Redeemable Convertible Senior Preferred Stock issued for services	182,500
Loss on sale of unproved property	733,000
Impairment of proved properties	38,661,606
Changes in operating assets and liabilities
Accounts receivable	(1,790,837)
Other current assets	(273,248)
Accounts payable and accrued liabilities	2,394,789
Oil and gas revenue payable	365,808
45,599,759
Net cash used in operating activities	(5,961,801)

Cash flows from investing activities
Investment in oil and gas properties	(77,204,249)
Acquisition of oil and gas properties	(4,760,000)
Proceeds from sale of unproved property	1,426,000
Purchase of furniture and equipment	(402,699)
Net cash used in investing activities	(80,940,948)

Cash flows from financing activities
Proceeds from issuance of common stock	35,526
Proceeds from issuance of Redeemable Convertible Senior Preferred Stock	67,990,241
Redemption of Redeemable Convertible Preferred Stock	(830,718)
Redemption of common stock	(14,538)
Equity issuance costs	(107,215)
Net cash provided by financing activities	67,073,296

Net (decrease) increase in cash and cash equivalents	(19,829,453)

Cash and cash equivalents - beginning of year	23,549,819

Cash and cash equivalents - end of year	$3,720,366

Supplemental disclosure of non-cash activity:

Current liabilities related to oil and gas property additions	$19,008,998
Capitalized asset retirement obligations	$363,084
Acquired asset retirement obligations	$272,022
Accrued Redeemable Convertible Senior Preferred Stock dividends	$11,156,649
Redeemable Convertible Senior Preferred Stock in subscription receivable	$5,167,774

See notes to consolidated financial statements.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Arris Petroleum Corporation (the “Company”) is an independent energy company with substantially all of its producing oil and gas property located in the Permian Basin.  The Company’s operations are organized into a single business segment, which consists of the exploration of oil and gas.

The Company was formed in the state of Delaware on October 16, 2013 with the purpose of acquiring and developing oil and gas properties located in the United States and commenced substantial operations in 2014.

Stock Purchase Agreement with PDC Energy

On August 23, 2016, the Company entered into a stock purchase agreement with PDC Energy, Inc. with an effective date of July 1, 2016 (the “Sale Agreement”). The Sale Agreement called for payments in both privately placed stock and cash.

On December 6, 2016, the transaction was completed pursuant to the Sale Agreement.  PDC Energy, Inc. acquired all the issued and outstanding shares of Arris Petroleum Corporation.  The consideration for the sale included approximately $504 million of cash, subject to certain post-closing adjustments, and 5,390,478 shares of PDC Energy, Inc.’s common stock.  Upon closing, cash severance payments and bonus payments to employees approximated $13.5 million.   Redemption of the preferred shares and distribution to holders of Class A and Class B shares of common stock of both cash and common stock of PDC Energy, Inc. was made in accordance with the governing documents (Note 7).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Arris Petroleum Corporation and its wholly owned subsidiaries, Arris Operating Company, LLC; Arris Delaware Basin, LLC; Kimmeridge West Texas, LLC; and Arris Reeves Infrastructure, LLC. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

The impact of oil and gas prices has a significant influence on estimates made by management. Changes in oil and gas prices directly affect the economic limits of estimated oil and gas reserves. These economic limits have significant effects upon estimated reserve quantities and valuations. These estimates are the basis for the calculation of depreciation, depletion, and amortization for the oil and gas properties and the assessment as to whether an impairment of such properties is required. In addition, significant estimates include the estimated cost and timing related to asset retirement obligations and the

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

recoverability of unproved properties.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Accounts Receivable

The Company accrues for oil and gas sales based on actual production dates. Joint interest billings represent monthly billings to working interest owners in the properties the Company operates. These receivables are due within 30 days of billing, with a right of offset against revenues due to working interest owners in the properties. No interest is charged on past-due balances. All receivables are reviewed periodically, and appropriate actions are taken on past-due amounts, if any.  As of December 31, 2015, the Company did not have an allowance for bad debts.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to oil and gas purchasers in the United States. Collectibility of the Company’s oil and gas sales is dependent upon the financial condition of the Company’s purchasers as well as general economic conditions of the industry. As of December 31, 2015, three purchasers accounted for 89% of the revenue receivable and 75% of 2015 oil and gas revenues.

Accounting for Oil and Gas Properties

The Company follows the successful efforts method of accounting for its oil and gas properties. The Company does not capitalize general and administrative expenses directly identifiable with such activities. Costs of unsuccessful exploration efforts are expensed in the period it is determined that such costs are not recoverable through future net revenues. Geological and geophysical costs and delay rentals are expensed as incurred. The cost of development wells are capitalized whether productive or non-productive. Upon the sale of proved properties, the cost and accumulated depletion are removed from the accounts, and any gain or loss is reflected in the consolidated statement of operations. If it is determined that the sale of proved properties did not significantly affect the units-of-production depletion rate, the sale is treated as a normal retirement with no gain or loss recognized.

Capitalized costs for unproved oil and gas properties are assessed at least annually to determine if an impairment in value needs to be recognized. There were no unproved property impairments during the year ended December 31, 2015. For sales of partial interests in unproved properties, the Company treats the proceeds as a recovery of costs with no gain recognized until all costs have been recovered. During the year ended December 31, 2015, the Company recognized loss of $733,000, related to the sales of an entire interest in unproved properties.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Accounting for Oil and Gas Properties (continued)

The Company accounts for suspended exploratory well costs in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 932, Extractive Activities - Oil and Gas. There were no exploratory wells-in-progress as of December 31, 2015 as all exploratory well costs were transferred to proved properties during the year. The following table for the year ended December 31, 2015 reflects the net change in capitalized exploratory well costs:

Beginning balance	$11,793,120
Additions to capitalized exploratory well costs pending the determination of proved reserves	1,180,372
Reclassifications to proved properties due to the determination of proved reserves	(12,973,492)
Ending balance	$—

Depreciation, depletion, and amortization of proved oil and gas properties is calculated using the units-of-production method based on proved reserves and estimated salvage values. For the year ended December 31, 2015, the Company recorded $5,234,936 of depreciation and depletion expense on oil and gas properties. As of December 31, 2015 the Company had approximately $10,091,984 designated as developmental wells-in-progress, which is included in proved oil and gas properties. The costs related to developmental wells-in-progress were excluded from the units-of-production depletion calculation.

The Company assesses the recoverability of its capitalized costs for its proved oil and gas properties periodically, or when circumstances indicate there is a need for such review. To determine if a depletable unit (generally defined as an individual field) is impaired, the Company compares the carrying value of the depletable unit to the undiscounted future net cash flows by applying estimated future prices over the economic lives of the reserves. For each depletable unit determined to be impaired, an impairment loss equal to the difference between the carrying value and the estimated fair value of the depletable unit will be recognized. Fair value, on a depletable unit basis, is estimated to be the present value of expected future cash flows computed by applying estimated future oil and gas prices, as determined by management, to estimated future production of oil and gas reserves over the economic lives of the reserves and the application of a discount rate commensurate with the risk associated with realizing the expected cash flows. The discount rate is a rate that management believes is representative of current market conditions and includes estimates for the risk premium. Due to low oil and gas prices, the Company recorded proved property impairments of $38,661,606 during the year ended December 31, 2015.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from five to seven years.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Natural gas revenues are recognized when the title and risk pass to the purchaser. The Company records its share of revenues based on its share of proceeds. The Company sells the majority of its products soon after production at various locations, including the wellhead, at which time title and risk of loss pass to the buyer.

Gas imbalances occur when the Company sells more or less than its entitled ownership percentage of total gas production. Any amount received in excess of the Company’s share is treated as a liability. If the Company receives less than its entitled share, the underproduction is recorded as a receivable.  At December 31, 2015, the Company did not have any material gas imbalances.

Oil revenues are recognized when production is sold to a purchaser at a fixed or determinable price, delivery has occurred, title is transferred, and collectibility is assured.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. The Company’s temporary differences result primarily from depletion and impairments of oil and gas properties under the successful efforts method of accounting.

The Company’s deferred income taxes include certain future tax benefits. The Company records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions will more likely than not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year. Interest and penalties, if applicable, are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed for the year ended December 31, 2015.

Stock-Based Compensation

The Company recognizes compensation expense for stock-based awards when all performance and service conditions are probable of being satisfied (generally upon a liquidation event).

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss attributable to common shareholders by the weighted-average number of common and common equivalent shares outstanding during the period. For periods in which net losses from continuing operations are incurred, weighted average shares outstanding is the same for basic and diluted loss per share calculations, as the inclusion of common share equivalents would have an anti-dilutive effect.

Potentially dilutive securities excluded from the calculation of diluted shares outstanding as of December 31, 2015 include common shares issuable upon the conversion of Redeemable Convertible Senior Preferred Stock (Note 6).

Recently Issued Accounting Announcements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which supersedes current revenue recognition requirements and industry-specific guidance.  The codification was amended through additional ASUs and, as amended, requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services.  Public companies are required to adopt the new standard in 2018 and private companies are required to adopt the new standard in 2019; companies may adopt either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption using one of two retrospective application methods.  The Company is continuing to evaluate the provisions of this new guidance and has not determined the impact this standard may have on its financial condition, results of operations, cash flows and related disclosures or decided upon the method of adoption.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which will require lessees to recognize a right-of-use asset and a lease liability for all leases that are not short-term in nature.  For a lessor, the accounting applied is also largely unchanged from previous guidance.  The new rules will be effective for public companies in the first quarter of 2019 and for private companies in 2020.  The Company is currently in the process of evaluating the impact of adoption of the new rules on the Company’s financial condition, results of operations and cash flows.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 2 - Acquisitions and Divestitures

In June 2015, the Company entered into a purchase and sale agreement with an unrelated party to acquire the right, title, and interest in and to several oil and gas properties totaling $4,760,000. The Company recorded the estimated fair value of the identifiable assets acquired as of the acquisition date.

See below for a summary of the assets acquired and liabilities assumed with this transaction:

Purchase price
Cash consideration	$4,760,000
Recognized amounts of identifiable assets and liabilities acquired
Proved oil and gas properties	$3,561,922
Pipeline and gas gathering equipment	951,575
Unproved properties	518,525
Asset retirement obligation assumed	(272,022)
Total identifiable net assets	$4,760,000

To determine the fair value of the proved oil and gas properties acquired in the business combination, the Company used an income approach based on a discounted cash flow model and made market assumptions as to future commodity prices, projections of estimated quantities of oil and natural gas reserves, expectations for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates, and risk-adjusted discount rates. The Company determined the appropriate discount rates used for the discounted cash flow analyses by using a weighted-average cost of capital from a market participant perspective plus property-specific risk premiums for the assets acquired. The pipeline and gas gathering equipment acquired is included in proved oil and gas properties and is subject to units-of-production depletion and impairment at the depletable unit.

In December 2015, the Company entered into a purchase and sale agreement with an unrelated party to divest certain unproved oil and gas properties. The properties were sold for $1,426,000 in cash, resulting in a loss of $733,000.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 3 - Fair Value Measurements

The Company applies the authoritative guidance applicable to all financial assets and liabilities required to be measured and reported at fair value on a recurring basis, as well as to non-financial assets and liabilities measured at fair value on a non-recurring basis, including impairments of proved oil and gas properties and other long-lived assets and asset retirement obligations initially measured at fair value. The fair value of an asset or liability is the amount that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Observable inputs are inputs that market participants would use in valuing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in valuing the asset or liability based on the best information available in the circumstances.

Financial and non-financial assets and liabilities are classified within the valuation hierarchy based upon the lowest level of input that is significant to the fair value measurement. The Company’s policy is to recognize transfers in and out of the fair value hierarchy as of the end of the reporting period in which the event or change in circumstances caused the transfer. The hierarchy is organized into three levels based on the reliability of the inputs as follows:

Level 1:                       Quoted prices in active markets for identical assets or liabilities;

Level 2:                       Quoted prices in active markets for similar assets and liabilities and inputs, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations whose inputs or significant value drivers are observable; or

Level 3:                       Unobservable pricing inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

Recurring Fair Value Measurements

The Company did not have any assets or liabilities that were required to be measured at fair value on a recurring basis at December 31, 2015.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 3 - Fair Value Measurements (continued)

Non-Recurring Fair Value Measurements

The following table presents the Company’s non-financial assets and liabilities that were measured at fair value on a non-recurring basis during the year ended December 31, 2015 by level within the fair value hierarchy:

Description	Level 1	Level 2	Level 3	Total
Asset
Proved oil and gas properties:
Culberson field	$—	$—	$9,799,797	$9,799,797
Liability
Asset retirement obligations	$—	$—	$363,084	$363,084

Proved oil and gas properties are recorded at fair value if the carrying value exceeds undiscounted cash flows. The Company uses Level 3 inputs and the income valuation technique to measure the fair value of proved properties using discount rates and year-end commodity future prices selected by the Company’s management. The discount rate used was 10%, which is a rate that management believes is representative of current market conditions and includes estimates for the risk premium. The price forecast used for crude oil was the December 31, 2015 New York Mercantile (“NYMEX”) WTI price, adjusted for an estimated differential. The price forecast used for natural gas was the December 31, 2015 NYMEX Henry Hub price, adjusted for an estimated differential. During the year ended December 31, 2015, the Company valued its Culberson field at $9,799,797, which resulted in an impairment of $38,661,606. The impairment was driven primarily by the significant decline in commodity prices during the year ended December 31, 2015.

Fair value used in the initial recognition of asset retirement obligations and any subsequent upward changes in estimates is determined under the income approach using the present value of expected future remediation and dismantlement costs, incorporating the Company’s best estimate of inputs used by industry participants when valuing similar liabilities. Accordingly, the fair value is based on unobservable pricing inputs and, therefore, is considered a Level 3 measurement in the fair value hierarchy. During the year ended December 31, 2015, the Company recorded asset retirement obligations of $363,084. See Note 4 for additional information.

Other assets and liabilities not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and revenue payable. The consolidated financial statement carrying amounts of these items approximate their fair values due to their short-term nature.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 4 - Asset Retirement Obligations

The Company follows the provisions of ASC Topic 410, Asset Retirement and Environmental Obligations. This topic requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the asset. The asset retirement obligations are allocated to operating expenses by using a systematic, rational method. The Company’s asset retirement obligations relate to the plugging and abandoning of its oil and gas wells and the reclamation of its well locations. The revisions made during the year ended December 31, 2015 were due to changes in estimated abandonment costs obtained by the Company based on current economic factors.

A reconciliation of the changes in the Company’s liabilities are as follows as of December 31, 2015:

Beginning asset retirement obligations	$45,680
Liabilities acquired	272,022
Liabilities incurred	219,517
Revisions	143,567
Accretion	8,506
Long-term asset retirement obligations	$689,292

Note 5 - Commitments and Contingencies

Operating Leases

The Company leases facilities, equipment, and vehicles under non-cancelable operating leases. Rent expense for the year ended December 31, 2015 was $256,554.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,

2016	$161,690
2017	54,916
$216,606

Litigation

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 5 - Commitments and Contingencies (continued)

Investor Consulting Agreement

On January 29, 2014, the Company entered into an agreement with one of its investors whereby the investor has the right to nominate up to three consultants whom the Company will train in the upstream oil and gas industry (“Investor Consultants”). As of December 31, 2015, the Company was training one Investor Consultant. Direct payroll and related costs of the Investor Consultants are to be paid by the investor; however, the Company is required to pay $250,000 per year to the investor, prorated for partial years, regardless of the number of Investor Consultants being trained. The payment for services is to be made in shares of Redeemable Convertible Senior Preferred Stock (Note 6), valued at $1,000 per share. During 2015, the Company incurred expense of $182,500 related to Investor Consultants, which represented a partial year of services and was paid with approximately 183 shares of Redeemable Convertible Senior Preferred Stock. The Investor Consultants are providing services to the Company, and the value of the professional services are comparable to the value of the Redeemable Convertible Senior Preferred Stock issued.

Management Employment Agreements

The Company has employment agreements with certain members of management. Under the terms of these agreements, the Company has agreed, under certain circumstances, to pay salaries and benefits to these members of management until the termination of the employment agreements. No provisions have been made in the accompanying consolidated balance sheet for these commitments.

Management Separation Agreements

During the year ended December 31, 2015, the Company entered into separation agreements with certain members of management. Pursuant to these separation agreements, these terminated members of management received $733,333 upon the closing of the Sale Agreement. As of December 31, 2015, the Company had not recorded an accrual related to these separation agreements as the events were not considered probable at December 31, 2015.

Shut-In Wells

In November 2015, the third-party gas plant servicing the Company’s wells in Culberson County was closed due to a gas processing plant explosion. As a result, those wells are shut-in indefinitely pending the reopening of the plant.  The gas plant was reopened during the second quarter of 2016.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 6 - Redeemable Convertible Senior Preferred Stock

The Company is authorized to issue up to 350,000 preferred shares, par value $0.001. Of the 350,000 preferred shares authorized, the Company has designated 325,000 shares as Redeemable Convertible Senior Preferred Stock (“Senior Preferred Stock”). As of December 31, 2015, there were 175,043 shares of Senior Preferred Stock issued and outstanding, issued at an original issuance price of $1,000 per share (“Original Issue Price”). As of December 31, 2015, the Company had a remaining capital commitment on the Senior Preferred Stock of $32,166,145.

During the year ended December 31, 2015, the Company redeemed 774 Senior Preferred shares for $773,772, plus the related cumulative preferred return of $56,946, as part of separation agreements entered into with certain members of management (Note 5).

At December 31, 2015, the Company had $5,167,774 recorded as due from stockholders on the accompanying consolidated balance sheet relating to shares issued in December 2015. The balance of $5,167,774 was received by the Company on January 4, 2016.

Voting

The Senior Preferred Stock holders are entitled to vote as a separate class on certain matters, including (i) any amendment to the certificate of incorporation that would adversely affect the rights and preferences of Senior Preferred Stock; (ii) adoption of a Certification of Designation with respect to any series of preferred shares; (iii) any amendment to the Bylaws of the Company proposed by the holders of the Common Stock; and (iv) consummation by the Company of any contract for a liquidation event, as defined (“Liquidation Event”). In instances where both holders of Common Stock and Senior Preferred Stock have voting rights with respect to a matter for which a vote is being taken, holders will vote as separate classes. Approval of such matter will require majority approval of each voting class.

Conversion

Holders of the Senior Preferred Stock may elect to convert some or all of the Senior Preferred Stock within 30 days after the closing of an initial public offering (“IPO”) into the class of stock in the IPO at the IPO price.

Dividends

Holders of the Senior Preferred Stock are entitled to a cumulative preferred return of 8% per annum, compounded continually on the Adjusted Capital Balance with respect to such share through the earlier of (i) the redemption date of such share or (ii) a Liquidation Event, as defined. The Adjusted Capital Balance is defined as (i) the Original Issue Price, less (ii) the aggregate amount of all distributions made by the Company with respect to such share prior to such date, if any. As of December 31, 2015, the Company recorded cumulative accrued Senior Preferred Stock dividends of $17,175,389.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 6 - Redeemable Convertible Senior Preferred Stock (continued)

Liquidation

In the event of liquidation, dissolution, or winding up of the Company, the holders of the Senior Preferred Stock will be paid in cash for each share of Senior Preferred Stock held in an amount equal to the Original Issue Price, plus all accrued unpaid dividends (the “Liquidation Preference”), before any payment is made to any Common Stock holders. If the assets of the Company available for distribution to the holders of shares of the Senior Preferred Stock are insufficient to permit payment in full to such holders of the sums that such holders are entitled to receive in such case, then all of the assets available for distribution to holders of shares of the Senior Preferred Stock will be distributed among and paid to such holders ratably in proportion to the amounts that would be payable if such assets were sufficient to permit full payment.

Redemption

The Company may, but is not obligated to, redeem all or any portion of the Senior Preferred Stock at the Liquidation Preference. Upon a Liquidation Event, the Company is required to repurchase the Senior Preferred Stock with the proceeds received. Due to this conditional redemption feature, the Senior Preferred Stock has been classified outside of permanent equity (Note 1).

Note 7 - Stockholders’ Deficit

The Company is authorized to issue up to 210,000 shares of Common Stock, par value $0.001, which is divided into two classes: Class A Common Stock (“Class A Stock”) and Class B Common Stock (“Class B Stock”) (collectively, “Common Stock”). There were 159,797 Class A Stock shares and 1,878 Class B Stock shares issued and outstanding as of December 31, 2015. During the year ended December 31, 2015, the Company redeemed 11,768 Class A Stock shares and 2,770 Class B Stock shares for $1 per share as part of separation agreements entered into with certain members of management (Note 5).

Voting

Each holder of Common Stock will be entitled to one vote for each share.

Conversion

Upon achievement of the Required Investor Return, each outstanding share of Class B Stock will be automatically converted into Class A Stock.

If, immediately prior to the effective date of an IPO, the Required Investor Return has not been achieved, all outstanding shares of Class B Stock will automatically convert into fractional shares of Class A Stock based upon the actual rate of return achieved through that date.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 7 - Stockholders’ Deficit (continued)

Dividends

Holders of the Common Stock shall not be entitled to dividends until the Senior Preferred Stock has been redeemed at the Liquidation Preference and, after that, only when declared by the Board of Directors. When and if dividends are properly declared on the Common Stock:

a.              The holders of the outstanding shares of Class A Stock will be entitled to receive dividends with respect to each share of Class A Stock, prior to the payment of any dividend or other distribution on shares of Class B Stock, until a required 30% investor return (“Required Investor Return”) has been achieved and paid in full.  The required investor return was achieved upon the closing of the Sale Agreement (Note 1).

b.              Once the Required Investor Return has been achieved and paid in full, the holders of all Common Stock will be entitled to receive all further dividends from the Company.

c.               Thereafter, all dividends with respect to shares of each class of Common Stock will be paid pro rata and in like matter to all of the holders entitled thereto.

Liquidation

In the event of liquidation, dissolution, or winding up of the Company, the assets of the Company legally available to the stockholders, after payment in full of the Liquidation Preference to the Senior Preferred Stock, will be distributed to the holders of Common Stock, first to the holders of Class A Stock, until the Required Investor Return has been achieved and paid in full. Once this is achieved, the holders of Common Stock will be entitled to all residual assets of the Company pro rata without limit (Note 1).

Management Incentive Units

The Class B Stock is available to management only, and a portion of Class A Stock is also held by management (“Management Incentive Units”). The number of Class A Stock and Class B Stock shares held by management as of December 31, 2015 was 7,990 and 1,879, respectively. The Management Incentive Units were purchased with cash at $1.00 per share and are generally subject to vesting over four years. As of December 31, 2015, 4,935 shares were vested. If subsequent issuances of Class A Stock and Class B Stock occur, management is entitled to maintain their relative percentage of Class A Stock and Class B Stock without further consideration, subject to the original vesting schedule.

Note 8 - Income Taxes

The Company’s deferred tax assets or liabilities are computed based on the difference between the financial statement basis and tax basis of certain assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the asset or liability from year to year.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 8 - Income Taxes (continued)

The reconciliation between the statutory rate and the effective rate is mainly attributable to the valuation allowance on the deferred tax assets and items that are not deductible for tax, such as meals and entertainment.

The following is a summary of the Company’s deferred tax assets and liabilities as of December 31, 2015:

Deferred tax assets
Net operating loss carryforwards	$9,869,160
Organizational fees	26,404
Oil and gas property	11,265,387
Asset retirement obligation	261,996
Total deferred tax assets	21,422,947
Deferred tax liabilities
Oil and gas property	—
Other	(116,916)
Total deferred tax liabilities	(116,916)
Net deferred tax asset	21,306,031
Less: valuation allowance	(21,306,031)
Deferred tax asset	$—

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Balance Sheet Classification of Deferred Taxes. This guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current on the balance sheet. This guidance may either be applied prospectively or retrospectively. The Company early adopted this guidance during the year ended December 31, 2015 and there was no impact on the accompanying consolidated financial statements as the Company recorded a full valuation allowance on the deferred tax asset.

The Company has pre-tax net operating loss carryforwards of as of December 31, 2015 of $25,964,982, which expire before 2036. Internal Revenue Code Section 382 imposes limitations on a Company’s ability to recognize certain deferred tax assets upon a change of control of the Company. During 2014, the Company had a change of control event under Section 382, which will limit its ability to utilize its deferred tax assets, including net operating loss carryforwards, to offset future taxable income. The approximate amount of net operating losses subject to the Section 382 limitation is $650,000.

A valuation allowance is provided when it is more likely than not that all or some of the deferred income tax assets will not be realized. Based upon cumulative losses since inception and projections of future taxable income, the Company has recorded a valuation allowance of $21,306,031 at December 31, 2015.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 8 - Income Taxes (continued)

The Company does not believe that it has any uncertain tax positions. It is the Company’s policy to recognize interest and penalties related to uncertain tax benefits in income tax expense. As of December 31, 2015, the Company has not recognized any interest or penalties in its statement of operations or balance sheet.

Note 9 - Employee Benefit Plan

The Company has a 401(k) Plan (the “Plan’’) to provide retirement and incidental benefits for its employees. Employees may contribute from 1% to 80% of their annual compensation to the Plan, limited to a maximum annual amount as updated annually by the IRS. The Company matches employee contributions dollar for dollar up to a maximum of 6% per year per person. All matching contributions vest immediately. In addition, the Plan provides for discretionary matching contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. During the year ended December 31, 2015, the Company contributed $93,133 as discretionary matching contributions.

Note 10 - Supplemental Oil and Gas Information (Unaudited)

Costs Incurred in Oil and Gas Producing Activities

Costs incurred in oil and gas property acquisition, exploration, and development activities, whether capitalized or expensed, are summarized as follows as of December 31, 2015:

Development costs	$62,493,919
Exploration costs	4,236,421
Acquisitions
Proved properties	4,241,475
Unproved properties	21,698,746
Total, including asset retirement obligation	$92,670,561

Oil and Gas Reserve Quantities

The reserves at December 31, 2015 presented below were prepared by the independent engineering firm Cawley, Gillespie & Associates, Inc. All proved reserves are located within the Reeves and Culberson Counties in Texas. Estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes, and other factors.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 10 - Supplemental Oil and Gas Information (Unaudited) (continued)

Oil and Gas Reserve Quantities (continued)

Guidelines prescribed in FASB Topic 932, Extractive Industries — Oil and Gas, have been followed for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. Future cash inflows and future production and development costs are determined by applying prices and costs, including transportation, quality, and basis differentials, to the year-end estimated quantities of oil and gas to be produced in the future. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor. Future operating costs are determined based on estimates of expenditures to be incurred in producing the proved oil and gas reserves in place at the end of the period using year-end costs and assuming continuation of existing economic conditions, plus overhead incurred. Future development costs are determined based on estimates of capital expenditures to be incurred in developing proved oil and gas reserves.

The assumptions used to compute the standardized measure are those prescribed by the FASB and the SEC. These assumptions do not necessarily reflect the Company’s expectations of actual revenues to be derived from those reserves, nor their present value. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these reserve quantity estimates are the basis for the valuation process. Reserve estimates are inherently imprecise and estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available.

The following table sets forth information for the year ended December 31, 2015 with respect to changes in the Company’s proved (i.e., proved developed and undeveloped) reserves:

(Mbbl) Crude Oil
December 31, 2014	546.5
Extension, discoveries, and other additions	2,901.6
Revisions	(228.5)
Production	(58.8)
December 31, 2015	3,160.8
Proved developed reserves, included above:
December 31, 2015	1,050.7
Proved undeveloped reserves, included above:
December 31, 2015	2,110.1

Notable changes in proved reserves for the year ended December 31, 2015 relate to extensions and discoveries resulting from the drilling of one successful exploratory well in Culberson county and three successful exploratory wells in Reeves County.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 10 - Supplemental Oil and Gas Information (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows

As of December 31, 2015, the reserves are comprised of 46.1% crude oil and 53.9% natural gas, on an energy equivalent basis of one barrel per six Mcf. The following values for the 2015 proved reserves were derived based on prices of $50.28 per Bbl of crude oil and $2.59 per Mcf of natural gas. These prices were based on the 12-month arithmetic average first-of-month price for January 2015 through December 2015. The crude oil pricing was based on the West Texas Intermediate price and the natural gas pricing was based on the Henry Hub price. All prices have been adjusted for transportation, quality, and basis differentials.

The following summary sets forth the Company’s future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in ASC Topic 932 (in thousands) as of December 31, 2015:

Future crude oil and natural gas sales	$202,923
Future production costs	(64,859)
Future development costs	(46,839)
Future income tax expense	(1,065)
Future net cash flows	90,160
10% annual discount	(44,897)
Standardized measure of discounted future net cash flows	$45,263

The principle sources of change in the standardized measure of discounted future net cash flows are (in thousands) for the year ended December 31, 2015:

Balance at beginning of year	$18,310
Sales of crude oil and natural gas	(2,119)
Net change in prices and production costs	(13,935)
Net changes in future development costs	1
Extensions, discoveries, and other additions	38,442
Revision of previous quantity estimates	(3,612)
Previously estimated development costs incurred	7,000
Net change in income taxes	(499)
Accretion of discount	1,840
Other	(165)
Balance at end of year	$45,263

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 11 - Subsequent Events

On January 14, 2016 and March 14, 2016, the Company issued an additional 21,000 shares and 11,139 shares, respectively, of Redeemable Convertible Preferred Stock for $1,000 per share.

In January 2016, the Company commenced midstream operations under its Arris Reeves Infrastructure, LLC subsidiary to transport crude oil and natural gas via the Reeves infrastructure pipeline.

In June 2016, the Company and an affiliate of a stockholder (“Stockholder Affiliate”) entered into a services agreement whereby the Company will be charged up to $2,450 per day of services provided to the Company by a group of employees of the Stockholder Affiliate. This agreement can be terminated with 10 days’ notice.

In June 2016, the Company and an investee company of a stockholder (“Stockholder Investee Company”) entered into a services agreement whereby the Company may charge the Stockholder Investee Company up to $6,850 per day of services provided to the Stockholder Investee Company by a group of employees of the Company. This agreement can be terminated with 10 days’ notice.

In July 2016, the Company entered into a senior revolving line-of-credit (the “Credit Agreement”) with Texas Capital Bank with a maximum commitment of $100,000,000. The Credit Agreement had an initial borrowing base of $20,000,000, subsequently increased to $40,000,000 on September 8, 2016 which is subject to semi-annual redeterminations. Repayment of borrowings is required in the event that the redetermined borrowing base is less than outstanding borrowings or on the maturity date in July 2020. Interest accrues at either the Alternate Base Rate or LIBOR plus applicable margins ranging 2.00% to 4.00% based upon the borrowing base usage. The Company pays a commitment fee of 0.50% of the unused borrowing base. Amounts borrowed under the Credit Agreement are collateralized by substantially all of the Company’s assets. As of December 6, 2016, the outstanding amount of borrowings under this Credit Agreement was $40,000,000. The Credit Agreement restricts the Company’s ability to, among other items, incur additional indebtedness, sell assets, pay dividends; and requires the Company to enter into swaps, puts, or collars representing between 75% and 85% of projected proved developed producing volumes. The Credit Agreement contains certain financial covenants, including but not limited to, a maximum senior debt to EBITDAX (as defined in the Credit Agreement) ratio, a minimum current ratio, and a minimum interest coverage ratio.  Upon the closing of the Sale Agreement, outstanding borrowings were paid in full and the Credit Agreement was terminated.

ARRIS PETROLEUM CORPORATION

Notes to Consolidated Financial Statements

Note 11 - Subsequent Events (continued)

In July 2016, the Company entered into one oil costless collar and one natural gas costless collar, details of which are as follows:

Commodity	Settlement Month	Volumes	Floor (Purchased Put) Price	Ceiling (Sold Call) Price
Oil — WTI	August 2016	34,272 Bbls	$42.00	$45.75
Oil — WTI	September 2016	37,551 Bbls	$42.00	$45.75
Oil — WTI	October 2016	33,810 Bbls	$42.00	$45.75
Oil — WTI	November 2016	30,926 Bbls	$42.00	$45.75
Oil — WTI	December 2016	29,093 Bbls	$42.00	$45.75
Natural Gas — Henry Hub	August 2016	157,065 Mcf	$2.10	$3.65
Natural Gas — Henry Hub	September 2016	266,876 Mcf	$2.10	$3.65
Natural Gas — Henry Hub	October 2016	251,654 Mcf	$2.10	$3.65
Natural Gas — Henry Hub	November 2016	234,892 Mcf	$2.10	$3.65
Natural Gas — Henry Hub	December 2016	215,413 Mcf	$2.10	$3.65

On October 31, 2016 and December 5, 2016, Arris Petroleum Corporation settled these collars with both arrangements fully expired/unwound by making payments of $141,664 and $196,811, respectively.

On August 5, 2016, the Company acquired approximately 655 net acres (the “Acquired Acreage”) and interests in three well bores in exchange for $10.5 million and interests in certain acreage and surface interests. If the Company or its successor sells the Acquired Acreage within one year, the Company or its successor is obligated to pay additional consideration equal to 50% of the amount that exceeds a value of $11,000 per net acre. As a result of sale of the Acquired Acreage in connection with the Sale Agreement the Company paid additional consideration of $ 4,083,381.

The Company has evaluated all subsequent events through the date the consolidated financial statements were available for issuance.  There were no additional material subsequent events requiring recognition or additional disclosure in the consolidated financial statements.